Scopus BioPharma Inc.

420 Lexington Avenue, Suite 300

New York, New York 10170

(212) 479-2513

January 31, 2020

Irene Paik

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Scopus BioPharma Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed: January 16, 2020
File No.: 024-11137

Acceleration Request

Requested Date:	February 4, 2020
Requested Time:	2:30 PM Eastern Time

Dear Ms. Paik:

Scopus BioPharma Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Mark J. Wishner, who is an attorney with the Company’s outside legal counsel, Greenberg Traurig, LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•                     should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the to the filing;

•                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

January 31, 2020

•                     the Company may not assert the staff comments and declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell its securities pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from a state’s registration requirements.

____________________________________

The Company requests that it be notified of such qualification by telephone call to Mark J. Wishner at (703) 749-1352 or email to him at: wishnerm@gtlaw.com.

Sincerely,

Scopus BioPharma Inc

By: /s/ Morris C. Laster, M.D.
Name: Morris C. Laster, M.D.
Title: Co-Chairman and Chief Executive Officer